EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

November 5, 2008	For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES INCREASE IN
EARNINGS FOR NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2008

          Glen Head, New York, November 5, 2008 (GLOBE NEWSWIRE) – The First of Long Island Corporation (Nasdaq: FLIC) reported that earnings for the first nine months of 2008 were $1.33 per share, up 23 cents, or 21%, over the same period last year. Earnings for the third quarter of 2008 were up 10 cents per share, or 26%, over the same quarter last year.

          Return on assets (“ROA”) and return on equity (“ROE”) were 1.12% and 12.96%, respectively, for the first nine months of 2008 compared to 1.15% and 11.61%, respectively, for the same period last year. The improvement in ROE is attributable to increased earnings and share repurchases made pursuant to the Corporation’s share repurchase program.

          The increase in earnings thus far in 2008 is largely attributable to loan growth. On an average balance basis, total loans grew by $83.1 million, or 17.7%, when comparing the first nine months of 2008 to the same period last year. The growth, which occurred in commercial mortgages, residential mortgages and home equity loans, resulted from management’s continued efforts to improve the Bank’s current and future earnings prospects by making loans a larger portion of the overall balance sheet. Most of the loan growth was funded by an increase in interest bearing deposits. On an average balance basis, time deposits increased by $36.5 million, or 17.2%, and savings and money market deposits increased by $34.6 million, or 10.7%.

          Also contributing to the increase in earnings was a borrowing and investing strategy undertaken in the latter part of 2007 and continued in 2008. This strategy, which accounts for $127 million of the borrowings under repurchase agreements at September 30, 2008, is primarily responsible for the increase in average borrowings of $108.4 million and the increase in average taxable investment securities of $94.1 million when comparing the first nine months of 2008 to the same period last year. The borrowings, some of which included interest rate caps, were undertaken to increase current earnings and protect the Bank’s future earnings in the event of an increase in interest rates.

          A decline in interest rates during the first nine months of 2008 is yet another important factor that contributed to the increase in earnings. Earnings increased because the Bank’s interest-bearing deposits generally reprice faster than its earning assets in a changing rate environment. In addition, short-term interest rates, which are the primary driver of the rates paid by the Bank on its deposit products, declined more than intermediate and longer-term interest rates, which are the primary drivers of the yields available to the Bank on the repricing and origination of loans and purchase of securities.

          The Corporation lost the tax benefit of its REIT entity as a result of a change in New York State tax law effective January 1, 2008. Under the old law, the Corporation would have derived a tax benefit from its REIT entity during the first nine months of 2008 in the approximate amount of $450,000. Management currently intends to change the ownership of its REIT entity within the consolidated group to once again obtain favorable tax treatment. The timing of this change is currently uncertain.

          The credit quality of the Bank’s loan portfolio continues to be excellent as evidenced by the low level of delinquent loans. The Bank has not originated nor does it hold any subprime mortgages in its loan portfolio. In addition, all of the Bank’s mortgage securities are backed by mortgages underwritten on conventional terms. The U.S. government guarantees the timely payment of principal and interest on most of the securities and underlying mortgages.

          Deposits declined in the third quarter due to, among other things, the desire of bank customers to obtain, without limitation, insurance coverage on all deposits. Also negatively impacting the flow of deposits was increased price competition. In response to concerns regarding deposit insurance, the FDIC recently increased its deposit insurance limit from $100,000 to $250,000 and is now fully insuring checking balances. The actions by the FDIC should positively impact the flow of deposits. In addition, the Bank currently expects to open several new branches and convert one of its commercial banking offices to a full service branch in 2009. This should also positively impact the flow of deposits.

          In recent months, two major pieces of legislation were enacted; the Housing and Economic Recovery Act of 2008 and the Emergency Economic Stabilization Act of 2008. Both pieces of legislation contain many significant provisions affecting banks, such as the aforementioned change in FDIC insurance coverage. Management is currently analyzing the impact of this legislation on the Bank’s current and future operations.

BALANCE SHEET INFORMATION

	9/30/08	12/31/07

	(dollars in thousands)

Assets	$1,224,368	$1,069,019

Net Loans	597,250	521,086

Nonperforming Loans	115	352

Investment Securities	561,702	466,314

Checking Deposits	300,798	318,322

Savings and Money Market Deposits	375,004	302,158

Time Deposits	221,705	248,558

Repurchase Agreements and Other Borrowings	219,439	92,110

Stockholders’ Equity	102,398	102,384

Bank’s Risk-based Capital Ratio	18.26%	20.38%

INCOME STATEMENT INFORMATION

	Nine Months Ended		Three Months Ended

	9/30/08	9/30/07	9/30/08	9/30/07

	(in thousands, except per share data)

Net Interest Income	$31,177	$27,115	$11,045	$9,229
Provision For Loan Losses	887	376	462	173

Net Interest Income After Loan Loss Provision	30,290	26,739	10,583	9,056

Noninterest Income	4,712	4,374	1,672	1,454
Noninterest Expense	21,836	20,625	7,237	6,792

Income Before Income Taxes	13,166	10,488	5,018	3,718
Income Tax Expense	3,434	2,044	1,450	742

Net Income	$9,732	$8,444	$3,568	$2,976

Earnings Per Share:
Basic	$1.34	$1.12	$.50	$.40
Diluted	$1.33	$1.10	$.49	$.39

Cash Dividends Declared Per Share	$.48	$.43	$.18	$.15

          This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934. Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”. The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements. In addition, the Corporation assumes no duty to update forward-looking statements.

          For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended September 30, 2008. The Form 10-Q will be available on or before November 10, 2008 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com.”